UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

SYLVAN INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

871371100

(CUSIP Number)

SAC Holding Co.
P.O. Box 1022, One Glade Park East,
Kittanning, PA 16201
(724) 548-8101

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:

Daniel L. Wessels
Cohen & Grigsby, P.C.
11 Stanwix Street
Pittsburgh, PA 15222
(412) 297-4900

April 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SAC Holding Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		537,771
WITH
	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roger H. Claypoole

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		-0-
WITH
	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Snyder Associated Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		537,771
WITH
	9	SOLE DISPOSITIVE POWER

		-0-

	10	SHARED DISPOSITIVE POWER

		537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis C. Zensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		45,000
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		694,128
WITH
	9	SOLE DISPOSITIVE POWER

		45,000

	10	SHARED DISPOSITIVE POWER

		694,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

739,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 6 of 13 Pages

     This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D filed on November 21, 2003 (the “Original Statement”), which was previously amended by Amendment No. 1 to Schedule 13D filed on December 24, 2003 (the "First Amendment”), and by Amendment No. 2 to Schedule 13D filed on February 18, 2004 (the “Second Amendment”), by SAC Holding Co. (“SAC”), Snyder Associated Companies, Inc. (“Snyder”), Roger H. Claypoole and Dennis C. Zensen (collectively, the “Reporting Persons”). The Reporting Persons, as a group, may be deemed, for purposes of Section 13(d) of the Exchange Act of 1934 (the "Act”) to beneficially own shares of stock beneficially owned by the other members of the group. Reference is made to that certain Agreement and Plan of Merger, dated as of November 16, 2003 (the “Merger Agreement”), among the Issuer, Snyder and SAC, and the merger contemplated thereby (the “Merger”).

Item 1. Security and Issuer.

     There have been no changes since the filing of the Original Statement.

Item 2. Identity and Background.

     There have been no changes since the filing of the Second Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

     Except as set forth in Item 6, which is incorporated herein by reference to the extent it relates to source of funds necessary for any of the Reporting Persons to consummate the transactions contemplated by the Merger Agreement, there have been no other changes since the filing of the Second Amendment.

Item 4. Purpose of Transaction.

     Except as set forth in Items 6 or 7 below, which are incorporated herein by reference to the extent they relate to the purpose of the transaction, there have been no other changes since the filing of the Second Amendment.

Item 5. Interest in Securities of the Issuer.

     There have been no changes since the filing of the Second Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following:

Amendment to Merger Agreement

     On April 1, 2004, Snyder, SAC and the Issuer entered into a First Amendment to Agreement and Plan of Merger pursuant to which the parties have agreed to extend the end date of May 1, 2004 in the merger agreement to June 15, 2004 in light of the inability to complete the regulatory process and the proxy solicitation prior to May 1, 2004. A copy of the First Amendment to Merger Agreement is included as Exhibit 99.2A to this Amendment and is incorporated herein by reference.

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 7 of 13 Pages

Amendment to Voting Agreement

     Reference is made to that certain voting agreement (the “Voting Agreement”), dated November 16, 2003, among Snyder, and each of Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Nelson Obus (collectively, the “Wynnefield Stockholders”), as more fully described in the Original Statement and Second Amendment. As originally drafted, the voting provisions of the Voting Agreement were to terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the consummation of the Merger, or (iii) April 15, 2004. By an amendment dated April 1, 2004, Snyder and the Wynnefield Group extended the April 15, 2004 date to June 15, 2004. In connection with the amendment, Snyder agreed to reimburse the Wynnefield Group for a portion of its legal expenses in the amount of $20,000. A copy of the First Amendment to Voting Agreement is included as Exhibit 99.4A to this Amendment and is incorporated herein by reference. The foregoing description of the First Amendment to Voting Agreement is qualified in its entirety by reference to such exhibit.

Revised Master Capitalization Agreement

     Reference is made to that certain form of Master Capitalization Agreement described in the Second Amendment. The anticipated parties to the Master Capitalization Agreement have agreed in principle to certain changes to the form of Master Capitalization Agreement, including adding a provision whereby SAC, upon consummation of the merger, would assume Snyder’s rights and obligations under that certain exchange agent agreement that Snyder expects to enter into with Mellon Investor Services, LLC prior to the merger. In addition, the parties have preliminarily agreed upon a form of Note Purchase Agreement and form of Senior Subordinated Promissory Note, to be attached as Exhibit D-1 and D-2, respectively, to the form of Master Capitalization Agreement. Accordingly, the Master Capitalization Agreement is being refiled as Exhibit 99.5A to this Amendment. The foregoing description of the revised form of Master Capitalization Agreement is qualified in its entirety by reference to such exhibit.

Source and Amount of Funds; Financing for the Merger

     Snyder and SAC estimate that the total amount of funds required under the Merger Agreement to purchase all of the outstanding shares of the Issuer’s common stock (other than the 537,771 shares of the Issuer’s common stock currently held by SAC and an additional 19,800 shares of the Issuer’s common stock that are expected to be contributed to SAC prior to closing) and to pay the cash amounts owed in respect of stock options outstanding at the time of the consummation of the Merger, and to pay related fees and expenses, will be approximately $59.5 million. This amount excludes the $6,587,695 that SAC paid to Steel Partners to purchase 537,771 shares of the Issuer’s common stock on November 17, 2003.

     It is currently estimated that Snyder or SAC will be obligated to pay an aggregate amount of approximately $57.4 million to the Issuer’s security holders in the Merger, consisting of an aggregate amount currently estimated to be $56,320,110 in exchange for the outstanding shares of the Issuer’s common stock (other than 537,771 shares of the Issuer’s common stock currently held by SAC and an additional 19,800 shares of the Issuer’s common stock that are expected to be contributed to SAC prior to closing), and an aggregate amount currently estimated to be $1,040,388 for all shares of the Issuer’s common stock subject to in-the-money stock options. The surviving entity will be responsible for an estimated $2.1 million in fees and expenses in connection with the Merger and related transactions that will not have been paid prior to closing (including expenses to be reimbursed to Snyder under the terms of the Master Capitalization Agreement). The funds necessary for consummation of the Merger are expected to be obtained from the following sources:

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 8 of 13 Pages

—	Snyder will invest approximately $28.2 million in cash in SAC;

—	Affiliates of Snyder and related persons, including family members, will invest approximately $3.8 million in cash in SAC; these entities and individuals are also expected to contribute a total of 19,800 shares of the Issuer’s common stock currently owned by them to SAC;

—	NEAR L.P., an entity controlled by Roger H. Claypoole and his spouse, will invest $1.0 million in cash in SAC; and

—	Snyder and certain Snyder family members and trusts will make a loan to Merger Sub of approximately $26.5 million, $20.5 million of which is intended to be a bridge loan and $6.0 million of which is intended to remain outstanding as senior subordinated ''mezzanine’’ debt.

The above investments will provide SAC with approximately $59.5 million in cash with which to fund the payments to the holders of the Issuer’s common stock and the holders of the Issuer’s in-the-money stock options under the terms of the Merger Agreement, which payment obligation SAC is assuming from Snyder under the terms of the Master Capitalization Agreement.

     Snyder’s equity investments in SAC will be provided by its existing cash resources and an available line of credit. The cash equity investments in SAC to be made by affiliates of Snyder and related persons, and by NEAR L.P., will be provided by existing cash resources of those investors. The anticipated source of the $26.5 million loan to SAC is described below under the heading “Snyder Loans to Merger Sub.”

     It is anticipated that concurrently with the consummation of the Merger, the Issuer’s outstanding senior debt of $30 million (estimated as of closing and excluding certain debt related to the Issuer’s foreign subsidiaries) will be refinanced with a new senior credit facility with s national bank (in which one or more other lending institutions may participate) in the amount of $50 million. The amount necessary to refinance the Issuer’s outstanding senior debt, together with the amounts necessary to purchase all of the outstanding shares of the Issuer’s common stock, and pay cash amounts owed in respect of stock options and related fees and expenses will total approximately $90 million. It is anticipated that approximately $14 million of the new senior credit facility will be used to pay down a portion of the Snyder bridge loan. The closing of the new senior credit facility is not a condition to the parties’ respective obligations to consummate the Merger.

     Although the parties are currently negotiating the terms and documentation of the new senior credit facility, it is currently contemplated that this new senior credit facility will total $50 million, the components of which will be as follows:

—	A primary five-year revolving credit facility of $12.0 million;

—	A secondary two-year revolving credit facility of $3.0 million; and

—	A term loan of $35.0 million, which will mature five years after the closing date, with quarterly principal payments based upon annual reductions of $4.0 million in years 1, 2 and 3, and $6.0 million in years 4 and 5, with any remaining principal due at the maturity date.

     The revolving credit facilities are expected to bear interest, at the Issuer’s option, at either a base rate or a rate that is based upon the London interbank offered rate (LIBOR) plus a margin that is a function of the ratio of the Issuer’s senior indebtedness to its EBITDA at the time. Outstandings under the term loan will be at either a fixed rate or a variable rate, at the Issuer’s option. Minimum borrowed amounts and minimum maturity periods will be required for the fixed rate borrowings. The fixed rate will be determined by the banks at the time each advance is requested. The variable rate will be calculated the same as for the revolving credit borrowings. It is contemplated that the new credit facility will be

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 9 of 13 Pages

essentially unsecured although all borrowings will be guaranteed by several of the Issuer’s subsidiaries and the Issuer will pledge 65% of the stock of its foreign direct subsidiaries as collateral.

     The Issuer will pay an origination fee equal to 25 basis points times the aggregate commitment and a commitment fee on the average daily un-borrowed portion of the revolvers that will be set forth in the credit agreement. A $10,000 administration fee will be due at closing and on a yearly basis thereafter. In addition, the Issuer will pay letter of credit fees equal to the applicable spread over LIBOR at the time.

     The loan agreement is expected to contain customary financial covenants, including those pertaining to maximum consolidated leverage ratio, minimum consolidated net worth, minimum consolidated interest coverage ratio, minimum fixed coverage ratio, minimum working capital and minimum current ratio.

     Approximately $6.5 million in principal amount of the Snyder and Snyder family bridge loan is expected to be repaid following the Merger with the proceeds of Dennis C. Zensen’s anticipated $6.5 million investment in the surviving entity. Mr. Zensen’s anticipated investment will be provided by the net proceeds of his sale of the Issuer stock in the Merger. If Mr. Zensen determines not to invest, $6.5 million of the bridge loan to be made by Snyder Lenders (as defined below) would be converted into equity in the form of additional shares of the surviving corporation at $12.25 per share.

     The consummation of the Merger is not conditioned upon obtaining the financing described above.

     The Snyder Entities do not currently have any alternative financing arrangements or alternative financing plans in the event the financing plans described above fail to materialize as anticipated. However, the Snyder Entities believe that they have sufficient working capital and/or access to additional funds sufficient to allow them to consummate the Merger in the event that these primary financing plans fall through.

Snyder Loans to SAC

     As discussed above, it is contemplated that a portion of the funds necessary for consummation of the Merger is expected to be obtained from Snyder and/or certain Snyder family members and trusts (referred to herein as the "Snyder Lenders”) in the form of approximately $26.5 million in loans. Pursuant to the terms of the Master Capitalization Agreement, the Snyder Lenders and SAC will agree to enter into a note purchase agreement pursuant to which Snyder will agree to loan approximately $20.5 million and such family members and trusts will agree to loan approximately $6.0 million to SAC. These loans (referred to herein as the “Snyder Loans”) will be made simultaneously with the other investments in SAC contemplated by the Master Capitalization Agreement. It is anticipated that the source of the funds for Snyder’s $20.5 million portion of the loans will be a $20.5 million bridge loan to Snyder from a national bank. There is currently no binding commitment or term sheet from this bank to make this loan, although Snyder believes that this bank will make such loan. It is anticipated that the source of the funds for Snyder’s family members’ $6.0 million portion of the loans will be personal funds.

     It is contemplated that the Snyder Loans will be unsecured, although the Snyder Lenders may request that the loans be guaranteed by the Issuer’s domestic subsidiaries. It is contemplated that SAC will only make limited representations and warranties in the note purchase agreement. The note purchase agreement will contain customary reporting requirements, financial covenants and negative covenants that will be similar to those imposed by the Issuer’s senior lenders. It is expected that the following

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 10 of 13 Pages

would be the material conditions to the Snyder Lenders’ willingness to make the loans contemplated by the note purchase agreement:

—	no default will have occurred and be continuing or will be caused by the consummation of the transactions contemplated by note purchase agreement and related documents;

—	no event will have occurred and no condition will exist which, individually or in the aggregate, has had, or is likely to have, a material adverse effect on SAC;

—	the other anticipated equity investments in SAC shall have closed;

—	the representations and warranties of SAC in the note purchase agreement will be true and correct; and

—	the Issuer and its senior lender(s) shall have executed and delivered a credit agreement providing for a $50 million credit facility, in form and substance satisfactory to the Snyder Lenders, providing for the closing of the transaction contemplated thereby promptly following the closing of the Merger.

     It is also contemplated by the note purchase agreement that the Snyder Lenders would agree to execute and deliver subordination agreements with the Issuer’s senior lender(s), in form and substance typical for transactions of this type and reasonably approved by the Snyder Lenders, agreeing to subordinate payment of the Snyder Loans under certain circumstances to payment of the senior indebtedness under the Issuer’s senior credit facility.

     In connection with the Snyder Loans, SAC will sign and deliver senior subordinated promissory notes in the aggregate principal amount of $26,500,000 to the Snyder Lenders. Those promissory notes will bear interest at the rate of 18% per annum, which will be payable quarterly. The senior subordinated promissory notes will provide that, no later than two business days after the closing of the Merger, $14,000,000 of the principal of the promissory notes, together with all interest on that amount, will be due and payable. It is contemplated that this payment will be made from a portion of the proceeds obtained by the surviving corporation from its senior lenders. The promissory notes will also provide that, in the event Dennis C. Zensen makes his anticipated investment in the surviving corporation, an identical amount of the principal amount, anticipated to be $6.5 million, together with interest on that amount, will become due and payable. Assuming such payments are made when due, the remaining $6 million of the senior subordinated promissory notes will remain outstanding as senior subordinated mezzanine debt and will be due and payable at a later date, which has not yet been determined, but no earlier than January 1, 2007. The current forms of the note purchase agreement and senior subordinated promissory notes are attached as Exhibits D-1 and D-2, respectively, to the revised Master Capitalization Agreement attached hereto as Exhibit 99.5. However, the documentation governing the Snyder Loans to SAC, including the note purchase agreement and senior subordinated promissory notes, has not yet been finalized and, accordingly, remains subject to change.

     The debts of SAC under the note purchase agreement will, upon consummation of the Merger, become the debts of the surviving corporation. It is currently anticipated that these debts will be repaid as follows: (i) $14,000,000 of the debt will be repaid shortly following closing with proceeds from the anticipated new senior credit facility of the Issuer, (ii) $6,500,000 of the debt will be repaid with the proceeds of Mr. Zensen’s anticipated $6,500,000 investment in the surviving corporation, and (iii) the remaining $6,000,000 will be repaid at some point in the future from operating income of the surviving corporation or through a refinancing. It has not yet been determined which of the Snyder Lenders would continue to hold this $6,000,000 of senior subordinated indebtedness.

Snyder Line of Credit

SCHEDULE 13D/A

CUSIP NO. 871371100		Page 11 of 13 Pages

     As indicated above, it is contemplated that a portion of Snyder’s equity investment in SAC will be provided, directly or indirectly, by an existing line of credit. Currently, Snyder intends to draw approximately $15,000,000 on an existing line of credit with Citizens Bank of Pennsylvania, to fund its equity investment in SAC. The credit agreement between Snyder and Citizens Bank provides for a revolving credit loan in an aggregate amount of up to $25.0 million, of which the entire amount is currently available for draw. Snyder may select from among the following interest rate options to apply simultaneously to different parts of the unpaid principal amount of the loans: (1) the Federal Funds Rate plus 1.0%, or (2) the prime rate announced by Citizens Bank from time to time. The credit agreement contains customary representations and warranties by Snyder. The commitment to provide the senior credit facility is subject to the satisfaction of customary conditions and covenants, including the accuracy in all material respects of Snyder’s representations and warranties. The following is a summary of certain of the material conditions that must be satisfied in order for Citizens Bank to fund the amounts contemplated by the credit agreement:

—	no default will have occurred and be continuing or will be caused by the consummation of the transactions contemplated by the credit agreement and related documents; and

—	the absence of any material adverse change in the assets, business or financial condition of Snyder or in the ability of Snyder to perform its obligations under the terms of the revolving credit facility.

     The line of credit will mature on November 13, 2004 unless that maturity date is extended in accordance with the terms of the credit agreement. Advances under the line of credit may be borrowed, repaid and reborrowed until such maturity date. Snyder currently expects that the anticipated $15,000,000 draw on the line of credit to fund a portion of its equity investment in Snyder will be repaid with working capital. A copy of this line of credit, as amended, is included as an exhibit to the Schedule 13E-3 filed by Snyder, the Issuer, SAC and Dennis C. Zensen with the Securities and Exchange Commission on April 2, 2004.

Other Arrangements

     Other than described herein, there have been no other changes to the information provided under “Other Arrangements” of Item 6 of the Second Amendment since the filing of the Second Amendment.

Other Arrangements

     Other than described herein, there have been no other changes to the information provided under “Other Arrangements” of Item 6 of the Second Amendment since the filing of the Second Amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.2A First Amendment to Agreement and Plan of Merger

Exhibit 99.4A Amendment No. 1 to Voting Agreement

Exhibit 99.5A Form of Master Capitalization Agreement (Revised)

SIGNATURES

     After reasonable inquiry and to the best of each Reporting Person’s respective knowledge and belief, each Reporting Person certifies that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.

Date: April 5, 2004

SAC Holding Co.		Snyder Associated Companies, Inc.

By:	*	By:	*
Name:	Elmer A. Snyder	Name:	Elmer A. Snyder
Title:	President	Title:	President

*		*
Roger H. Claypoole		Dennis C. Zensen

*By:	/s/ Daniel L. Wessels Daniel L. Wessels Attorney-in-Fact

INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit 99.2A First Amendment to Agreement and Plan of Merger

Exhibit 99.4A Amendment No. 1 to Voting Agreement

Exhibit 99.5A Form of Master Capitalization Agreement (Revised)